Exhibit 99.3

PRESS RELEASE

TotalEnergies strengthens its position as the leading bidder for solar power on buildings in France

Paris, January 13th, 2022 – Through its joint venture with Amarenco, TotalEnergies tops the rankings once again in the CRE 4 call for tenders1, strengthening its position as the market leader in rooftop solar installations in France. In round 13 of the call for tenders issued by the French Energy Regulatory Commission (CRE), the joint venture has won 194 projects, representing a total of nearly 58 MW or 20% of the capacity awarded.

TotalEnergies has won more than 250 MW of solar projects in total across all 13 rounds of the CRE 4 “rooftop solar” call for tenders initiated in 2017.

“Since 2017, TotalEnergies, together with Amarenco, has won over 700 solar projects on buildings in France. This unique performance in a fast-growing market confirms our position as the leader in photovoltaic roofing,” says Thierry Muller, CEO of TotalEnergies Renewables France. “By winning this new tender, we are one step closer to our goal of reaching 4 GW of renewable generation capacity in France by 2025. TotalEnergies is thus confirming its commitment to being a major player in the development of renewables in the country.”

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TotalEnergies and renewable electricity

As part of its ambition to get to net zero by 2050, TotalEnergies is building a portfolio of activities in renewables and electricity. At the end of 2021, TotalEnergies' gross renewable electricity generation capacity was more than 10 GW. TotalEnergies will continue to expand this business to reach 35 GW of

1 Source: Finergreen Analysis

gross production capacity from renewable sources and storage by 2025, and then 100 GW by 2030 with the objective of being among the world's top 5 producers of electricity from wind and solar energy.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our 105,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. TotalEnergies SE has no liability for the acts or omissions of these entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).